October 10, 2008
James O’Connor
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:       The Coventry Group: File Nos. 33-44964 and 811-06526
Dear Mr. O’Connor:
     On August 19, 2008, The Coventry Group (the “Trust’), on behalf of Walden Small Cap Innovations Fund (the “Fund”), a series of the Trust, filed Post-Effective Amendment No. 133 to its Registration Statement on Form N-1A. On October 7, 2008, you provided oral comments. Please find below the Trust’s responses to your comments. For your convenience, I have summarized your comments.
1.	Comment. Footnote 3 to the fee table on page 4 of the prospectus states that expense associated with investments in underlying funds are excluded from the Expense Limitation Agreement. However, the fee table does not have a line for “Acquired Fund Fees and Expenses.” Will Acquired Fund Fees and Expenses be shown on the fee table?

Response. Acquired Fund Fees and Expenses are estimated to be less than one basis point for the current fiscal year. Therefore, no fee table disclosure is required.

2.	Comment. Please disclose in footnote 3 to the fee table on page 4 of the prospectus the term of the Expense Limitation Agreement.

Response. The Expense Limitation Agreement extends for a period of one year from the effective date of the prospectus. Therefore, the term is automatically extended for an additional one year period unless terminated by the investment adviser.

3.	Comment. The prospectus discloses that the Fund’s portfolio turnover rate is not expected to exceed 50%. Please disclose the effect of a high portfolio turnover rate.

Response. The following disclosure has been added to the prospectus:

“A portfolio turnover rate of 50% is equivalent to the Fund buying and selling half of the securities in its portfolio once during the course of a year. The higher the portfolio turnover rate, the more likely a fund is to incur higher brokerage costs and produce short-term capital gains distributions, which could increase a shareholder’s income tax liability and reduce a fund’s return.”

Michael.Wible@ThompsonHine.com Phone 614.469.3297 Fax 614.469.3361	df

October 10, 2008

4.	Comment. The disclosure on page 20 regarding Kenneth Scott states that he “served previously for three years at the Council on Economic Priorities.” Please provide a job title and a brief description of the Council on Economic Priorities.

Response. The Council on Economic Priorities is a non-profit research institute. Mr. Scott was a senior research analyst at the Council. Disclosure to this effect has been added to the prospectus.

5.	Comment. The disclosure on page 12 of the prospectus states that “Only purchase orders accepted by the Fund before 4:00 pm ET will be effective at that day’s offering price.” Please change “accepted” to “received”.

Response. The disclosure on page 12 had been revised to state that:

“Only valid purchase orders received by the Fund before 4:00 pm ET will be effective at that day’s offering price.”

6.	Comment. The Trust permits exchanges between funds. Please disclose the tax consequences of an exchange.

Response. The following disclosure has been added to the prospectus:

“An exchange is considered a sale. Consequently, gains from an exchange may be subject to applicable tax.”

The Trust has authorized me to convey to you that the Trust acknowledges the following:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

October 10, 2008

4.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

     If you have any questions or additional comments, please call the undersigned at 614-469-3297.
Best regards,
/s/ Michael V. Wible
Michael V. Wible

cc:	John Danko (via email)
Clarissa Medeiros (via email)
Jennifer Millenbaugh (via email)
Curtis Barnes (via email)